

SUPERIOR *Diamonds Inc.*

PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC, Canada V7Y 1C6
t 604 806 0667 f 604 688 5175

1988 Kingsway, Unit G
Sudbury, ON, Canada P3B 4J8
t 705 525 0992 f 705 525 7701
info@superiordiamonds.ca
www.superiordiamonds.ca




06019446


SEC MAIL
RECEIVED
PROCESSING
DEC 1 4 2006
WASH. D.C.
213
SECTION

BY MAIL

December 7, 2006

US Securities and Exchange Commission
Office of the International Corporate Finance
Mail Stop 3-2
450 Fifth Street NW
Judiciary Plaza
Washington, DC 20549
USA

SUPPL

Dear Sirs:

Re: Superior Diamonds Inc. (the "Company") - File 82-34752

Enclosed please find the Company's documents disseminated during the month of November 2006.

Should you have any questions or concerns please do not hesitate to contact me.

Yours truly,

Superior Diamonds Inc.

for
Susy H. Horna
Corporate Secretary



SUPERIOR *Diamonds Inc.*

PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC, Canada V7Y 1C6
t 604 806 0667 f 604 688 5175

1988 Kingsway, Unit G
Sudbury, ON, Canada P3B 4J8
t 705 525 0992 f 705 525 7701
info@superiordiamonds.ca
www.superiordiamonds.ca

News *Release*

KIMBERLITE DISCOVERED IN THE LAC LUSSAC AREA, VILLE MARIE PROJECT, QUEBEC

November 23, 2006

Vancouver, BC – **Superior Diamonds Inc. (SUP-TSX.V)** ("Superior" or "the Company") is pleased to announce that the Company has discovered a kimberlite body during the second phase reverse circulation drill program on its Ville Marie project. The kimberlite occurs at the head of a kimberlite indicator mineral dispersal train, one of four defined by Superior from its extensive overburden sampling program carried out over the past three years. Completion of this phase of reverse circulation drilling is expected by the end of November.

Superior's President and CEO John Paterson said: "The discovery of kimberlite in Lac Lussac is important in that it is the first kimberlite discovered in this part of the Temiskaming area and the physical signature of this kimberlite will be useful in better defining further drill targets. The discovery of kimberlite in three drill holes confirms that the thousands of kimberlite indicator minerals the Company has recovered in overburden material is sourced from within our large claim holdings in the Ville Marie area. On completion of the reverse circulation drill program, we are planning to initiate a diamond drilling program in both the Lac Lussac and the Lac Honorat areas in February 2007. As previously reported, we have closed off the kimberlite indicator dispersal train at Lac Honorat. Prior to starting the diamond drilling the Company plans to complete ground gravity geophysical surveys to better define drill targets."

Preliminary observations by Mr. Stu Averill, P.Geo, President of Overburden Drilling Management Limited who are supervising the drilling program, indicates that the material intersected in drill holes is likely crater facies kimberlite. Stu Averill is recognized as the foremost authority on interpretation of heavy mineral assemblages recovered from overburden material in the search for ore deposits in glaciated terrains. The three drill holes which intersected kimberlite are spaced 80 metres apart in an east-west direction. Based on magnetic information, it appears that the body has dimensions of 210 metres by 130 metres. The true size of the kimberlite body will not be known with certainty until the diamond drilling program is completed.

Compilation of kimberlite indicator mineral counts from the overburden samples collected by Superior in the Ville Marie area over the past three years has defined four distinct source regions for these minerals. Thousands of indicator minerals have been recovered including a large population of G10 garnets and inclusion chromites suggesting that the source kimberlite may be diamondiferous.

In addition to the Ville Marie region, Superior is exploring for diamonds on a number of other properties on the Canadian Shield, including the Mistassini project, which is situated on the same structures as the emplaced Renard Kimberlites discovered by Ashton Mining of Canada.

About Superior Diamonds
Superior Diamonds is a junior Canadian exploration company searching for diamonds in the under-explored and highly prospective regions of the Canadian Shield. Over a period of just three years, Superior's highly skilled team has defined four promising target areas through grass roots exploration, and is now focused on prioritizing these targets for drilling. To diversify risk and balance its portfolio, the Company has adopted a strategy to explore for other commodities where it has a proven track record of expertise, primarily gold and uranium. The Company is a reporting issuer in British Columbia, Alberta, Ontario and Québec, and trades on the TSX Venture Exchange under the symbol SUP.

Superior Diamonds is owned 14.8% by Southwestern Resources Corp. and 14.84% by FNX Mining Company Inc.

The Company's Qualified Person for the Ville Marie Project, as defined under National Instrument 43-101, is Thomas Morris, PhD, P. Geo., Vice President Exploration. As the Qualified Person he has prepared or supervised the preparation of the scientific and technical information for this Project.

Forward-looking Statements

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Corporation's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statements.

For more information, please contact:

John G. Paterson, President
Superior Diamonds Inc.
(604) 806-0667

Thomas F. Morris, VP Exploration
Superior Diamonds Inc.
(705) 525-0992

e-mail: info@superiordiamonds.ca
www.superiordiamonds.ca



SUPERIOR *Diamonds Inc.*

PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC, Canada V7Y 1C6
t 604 806 0667 f 604 688 5175

1988 Kingsway, Unit G
Sudbury, ON, Canada P3B 4J8
t 705 525 0992 f 705 525 7701
info@superiordiamonds.ca
www.superiordiamonds.ca

News *Release*

SUPERIOR DIAMONDS AND FORUM URANIUM ACQUIRE ADDITIONAL 34,892 HECTARES OF CLAIMS IN THE NORTH THELON URANIUM JOINT VENTURE

November 30, 2006

Vancouver, BC – **Superior Diamonds Inc. (SUP-TSX.V)** ("Superior" or "the Company") and Forum Uranium Corp. ("Forum") are pleased to announce that the North Thelon Joint Venture has acquired an additional 34,892 hectares, expanding the total area in the Joint Venture to 101,562 hectares. The North Thelon Joint Venture occurs in the vicinity of the Kiggavik-Sissons Project, held by AREVA Resources Canada Inc., which contains the largest uranium resource in Nunavut. The Thelon Basin is largely regarded today as being one of the most prospective regions in the world for uranium exploration and virtually no exploration has been carried out to look for uranium deposits below the Thelon sandstone.

The North Thelon Joint Venture is located southwest, north and northeast of the Kiggavik-Sissons uranium deposits. The deposits occur mainly in meta-arkoses and mafic volcanics along a 24 kilometre section of a regional northeast-southwest trending structural zone. A portion of the North Thelon Joint Venture is located within this important structural zone. The claims located north of the Kiggavik-Sissons uranium deposits are mainly underlain by Thelon sandstone within which occur structurally uplifted areas of the same rocks hosting the Kiggavik-Sissons deposits. Evaluation of historical data in government assessment files list several uranium occurrences within the Joint Venture claims.

The Schultz Lake occurrences are located within hematized and brecciated dirty quartzites (same units hosting Kiggavik-Sissons deposits) at two locations 100 metres apart. Assay results of rock samples returned values of 0.10 per cent U_3O_8 and 0.11 per cent U_3O_8. At the Boundary occurrence, approximately 30 kilometres east-northeast of the Kiggavik-Sissons deposits, a number of anomalous radioactive zones were encountered in fault breccias with values in rock chips of 0.06 per cent U_3O_8 and 0.10 per cent U_3O_8. Ten kilometres north of the Kiggavik-Sissons deposits, on the southwest boundary of the Joint Venture's northernmost claim block and claims held by Cameco Corporation, radioactive granite subcrop occurs containing 0.31 per cent U_3O_8. The significance of these occurrences will be evaluated by the Joint Venture in the 2007 exploration program.

The Kiggavik-Sissons project contains resources of 131 million pounds U_3O_8 grading from 0.28 per cent to 0.44 per cent U as reported by AREVA. This resource estimate is historic and Superior has not verified whether it is a National Instrument 43-101 defined resource. Superior and Forum believe that the historic estimate is relevant because of the proximity of the Kiggavik-Sissons Project to the North Thelon Joint Venture area and the presence within the Joint Venture area of uranium occurrences in the same host rocks. AREVA is currently evaluating the future development of the Kiggavik-Sissons Project.

Superior and Forum plan an aggressive exploration program including airborne geophysics, ground geophysics, prospecting, geological mapping and alteration studies of the Thelon sandstone in preparation for a drilling program.

To view a location map of the Joint Venture claim blocks please visit our website at www.superiordiamonds.ca.

About Superior Diamonds
Superior Diamonds is a junior Canadian exploration company, primarily searching for diamonds in the under-explored and highly prospective regions of the Canadian Shield within the Provinces of Ontario and Québec. Over a period of just three years, Superior's highly skilled team has defined four promising target areas through grass roots exploration, and is now focused on prioritizing these targets for drilling. To diversify risk and balance its portfolio, the Company has adopted a strategy to explore for other commodities where it has a proven track record of expertise, including uranium. The Company is a reporting issuer in British Columbia, Alberta, Ontario and Québec, and trades on the TSX Venture Exchange under the symbol SUP.

Superior Diamonds is owned 14.8% by Southwestern Resources Corp. and 14.84% by FNX Mining Company Inc.

The Company's Qualified Person for the North Thelon Joint Venture, as defined under National Instrument 43-101, is Thomas Morris, P. Geo., Vice President Exploration.

Forward-looking Statements
Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Corporation's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statements.

For more information, please contact:

John G. Paterson, President	Thomas F. Morris, VP Exploration
Superior Diamonds Inc.	**Superior Diamonds Inc.**
(604) 806-0667	(705) 525-0992

e-mail: info@superiordiamonds.ca
www.superiordiamonds.ca


SUPERIOR DIAMONDS INC.
2006 SECOND QUARTER REPORT
FOR THE SIX MONTHS ENDED JUNE 30, 2006

superior diamonds inc.

Management's Discussion and Analysis

June 30, 2006 and 2005

General

The following management's discussion and analysis of Superior Diamonds Inc. (the "Company" or "Superior"), dated as at August 8, 2006, for the three and six month periods ended June 30, 2006, should be read in conjunction with the unaudited interim and audited annual financial statements including the notes thereto for the period ended June 30, 2006 and year ended December 31, 2005, respectively.

The accompanying financial statements and related notes are prepared in accordance with Canadian generally accepted accounting principles.

Superior is an exploration stage junior mining company engaged in the acquisition and exploration of mineral properties in Ontario and Québec. The Company is a reporting issuer in British Columbia, Alberta, Ontario and Québec, and trades on the TSX Venture Exchange under the symbol SUP.

Overall Performance

During the second quarter of 2006, the Company completed an equity financing and raised gross proceeds of $5,224,000 pursuant to a private placement comprised of flow through and non-flow through shares. Proceeds will be used to fund exploration in Québec on the Ville Marie and Lesperance projects as well as the recently announced North Thelon Uranium Joint Venture in Nunavut Territory (see news release dated July 13, 2006).

Approximately $868,000 was incurred on exploration and $213,837 on administrative overhead during the six month period ended June 30, 2006.

Lesperance Project

The Lesperance Project is located in the Demaraisville area of Québec and consists of 285 claim blocks covering an area of 6,900 hectares. A portion of this land position is subject to an option agreement with Matamec Explorations Inc. ("Matamec") and Cambior Inc. ("Cambior"). Under the terms of this agreement, Superior can earn 100% of the diamond rights within Matamec's claim holdings by spending $1.5 million on exploration over five years, and issuing 540,000 shares (30,000 shares have been issued to date) over the same period to Matamec and Cambior (270,000 to each). Matamec and Cambior retain a 2.5% gross overriding royalty (1.25% each) of which 1.5% can be purchased by Superior for $3 million.

In 2005, the Company completed a 1,700 line kilometre airborne magnetic/electromagnetic survey in an area targeted using results from two phases of overburden sampling for kimberlite indicator minerals. The chemical characteristics of these indicator minerals suggest that their kimberlite sources may be diamondiferous.

A total of 188 targets were selected from the airborne survey data of which 23 were classified as high priority. Ground geophysics was completed over four of the targets to verify geophysical properties and location. Poor lake ice conditions limited the progress to 16 drill holes on 12 of the targets. What appear to be kimberlte stringers were intersected on one of the targets and suggest proximity to a kimberlite body. Superior is still waiting for confirmation from the lab. Further targets are to be evaluated with ground geophysics and detailed overburden sampling (expected to be conducted in September 2006) before a second drilling phase is initiated.

Ville Marie Project

The Ville Marie Project is located in the Témiscamingue area of Québec within a structural zone known to host diamondiferous kimberlite. Superior has completed three phases of overburden sampling and has recovered thousands of kimberlite indicator minerals. Large populations of these indicator minerals have alteration mantles and kimberlite adhering to the mineral surfaces indicating short transport distances. In addition to recovery of kimberlite indicator minerals, hypabyssal and crater phase kimberlite boulders have been recovered from four different sites. Detailed glacial studies suggest limited transport of the boulders although they are within a glaciofluvial environment. The boulders are non-magnetic, which makes it difficult to trace back to source.

Due to thick glacially-derived overburden, the first phase of a two-phase reverse circulation drill program was completed in the Lac D'Argent area (one of the five target areas identified within the Ville Marie Project) in early 2006. The results of this drilling program included the recovery of thousands of kimberlite indicator minerals located within a narrow mineral dispersal train in basal till. A large population of grains contain reaction rims and also attached kimberlite confirming the close proximity of kimberlite bodies. A major sampling program of basal till has been initiated to close off the kimberlite mineral dispersal trains to the northeast. This program will result in the definition of a very confined source region for the kimberlite bodies.

Interpretation of the drilling results have been completed by consultants at Overburden Drilling Management Limited. In their report to the Company, they concluded that the majority of kimberlite indicator minerals are hosted by the Lac Argentier esker-moraine-alluvial fan complex and glacial till immediately up-ice from the anomalous gravel. A single kimberlite source area is proposed northeast of Lac Honorat. The kimberlite boulders recovered in the area are mainly crater facies and non-magnetic. As the boulders are non-magnetic, this suggests that the related kimberlite geophysical signature would be of much lower magnetic intensity relative to the magnetic signature of surrounding bedrocks. The Company plans to conduct geophysical and gravity surveys to define drill targets prior to initiating a second phase drill program.

AEM Project

The AEM Project is located in northern Ontario and includes three areas (Lansdowne, Ellard Lake, Muskrat Dam) covering a total of 35,288 square kilometres.

During the second quarter, reinterpretation of the airborne magnetics was completed and preparation work for a summer sampling program at Ellard Lake was carried out. The Company expects to complete the sampling program by the end of August 2006.

Mistassini Project
The Mistassini Project is situated on the same structures as the emplaced Renard Kimberlites discovered by Ashton Mining of Canada. Superior and Majescor Resources Inc. have identified two target areas within the Project area as a result of overburden sampling, airborne magnetic surveys and drilling. An additional overburden sampling program is slated for late summer 2006 to further evaluate these two areas.

Other Diamond Projects
Other project areas acquired in Québec based on favourable magnetics include La Corne (1,360 hectares), Labrie (4,573 hectares), Lespinary (5,514 hectares), Royal (6,049 hectares), Anville (4,671 hectares) and Beattyville (3,577 hectares). A first phase program of overburden sampling was completed during the second quarter in these areas and further work programs will depend on results of this sampling.

Results of Operations
The Company recorded net income for the three and six months ended June 30, 2006 of $1,359,658 or $0.04 per share and $1,182,310 or $0.03 per share, respectively. This is compared with a loss of $79,581 or $0.00 per share and $367,454 or $0.01 per share for the same periods in 2005. The income during the current period resulted from a future income tax adjustment which was partially offset by increases in stock-based compensation, consulting and management fees and the write off of the Abitibi Chapais Property.

A future income tax adjustment resulting in the Company recording a recovery of income taxes totalling $1,652,000 (June 30, 2005 – nil) during the six month period ended June 30, 2006. This adjustment was made to recognize the recovery of the tax benefit arising from current and prior year losses as these losses provide a partial offset to the future income tax liability arising from flow through share arrangements.

As a result of stock options vesting and the amortization of previous grants during the six month period ended June 30, 2006, the Company recognized $67,934 (June 30, 2005 – $4,500) as stock-based compensation expense and included this amount in contributed surplus. This value was determined using the Black-Scholes option pricing model. A grant-date fair value of $0.30 (June 30, 2005 – $0.30) for each option grant was estimated using the following assumptions: no dividends are to be paid; volatility of 63% (June 30, 2005 – 77%); risk free interest rate of 4.0% (June 30, 2005 – 3.5%); and expected life of five years (June 30, 2005 – five years).

During the six months ended June 30, 2006, resource property costs totalling $161,934 were written off relating to the Abitibi Chapais Project. Costs totalling $208,443 were written off during the six months ended June 30, 2005 relating to the AEM Winisk Project.

Shareholder information, legal and accounting, and office expenses increased during the three and six month periods ended June 30, 2006 due to higher printing and regulatory costs as well as a general increase in corporate activity.

General exploration for the three and six months ended June 30, 2006 totalled $10,232 (2005 – $14,255) and $25,762 (2005 – $26,821), respectively. These expenditures are comprised of exploration expenditures of a general reconnaissance nature.

Consulting and management fees were higher in the three and six months ended June 30, 2006 in comparison to the same periods in 2005 due to the Company utilizing more consultants to carry out its activities.

In March 2006, the Company issued 444,444 common shares to Southwestern Resources Corp. ("Southwestern") in settlement of a note payable valued at $200,000. As a result of this transaction, the Company recorded a loss on conversion of debt to equity totalling $26,666.

Fiscal Quarter ended	**2nd Quarter June 30 2006**	1st Quarter March 31 2006	4th Quarter Dec 31 2005	3rd Quarter Sept 30 2005
Interest income	**17,720**	8,723	6,599	10,105
Net income (loss)	**1,359,658**	(177,348)	502,961	(1,100,188)
Income (loss) per share*	**0.04**	(0.01)	0.02	(0.04)

Fiscal Quarter ended	2nd Quarter June 30 2005	1st Quarter March 31 2005	4th Quarter Dec 31 2004	3rd Quarter Sept 30 2004
Interest income	9,250	1,959	10,024	1,173
Net loss	(79,581)	(287,873)	(232,063)	(149,057)
Loss per share*	(0.00)	(0.01)	(0.01)	(0.01)

* Income (loss) per share is calculated based on the weighted-average number of shares outstanding.

An analysis of the quarterly results over the last eight quarters shows a large variation in results between the third and fourth quarters of 2005 and 2004 due to the write down of the Mistassini Project in the third quarter of 2005 and the recovery of future income tax in the fourth quarter of the same year. The variation between results in the second quarter of 2006 and 2005 was mainly due to a large future income tax recovery adjustment recorded in June 2006.

Financial Condition, Liquidity and Capital Resources

The Company is not in commercial production on any of its mineral properties and, accordingly, it does not generate cash from operations. The Company finances its activities by raising capital through the equity markets.

As at June 30, 2006, the Company's working capital position was $5,883,716 compared with $1,709,109 as at December 31, 2005. The increase of $4,174,607 in working capital resulted from net proceeds of share issuances of approximately $5.2 million which were partially offset by resource property expenditures of $699,000 and operating expenditures of $213,000.

In June 2006, the Company completed a private placement comprised of 9,440,000 flow through shares at $0.50 per share and 1,120,000 non-flow through units at $0.45 per unit for aggregate gross proceeds of $5,224,000. Each non-flow through unit consisted of one common share and one-half of a common share purchase warrant. One whole warrant entitles the

holder to purchase a common share for $0.60 within two years after closing. The agents were paid a 7% cash commission and received 792,000 compensation warrants. Each compensation warrant entitles the holder to purchase one common share at a price of $0.45 within one year after closing.

The Company is required to spend the entire $4,720,000 raised pursuant to the issuance of flow through shares by December 2007.

In January 2006, the Company issued 365,000 flow through units for gross proceeds of $164,250. These units were a part of the private placement that closed on December 31, 2005 but due to an unforeseen delay in receiving the proceeds the units were not issued until early 2006.

In March 2006, the Company raised gross proceeds of $350,000 through the sale of 777,777 units at $0.45 per unit. Each unit consisted of one common share and one-half of one share purchase warrant. One whole share purchase warrant entitles the holder to buy one common share for $0.60 within two years after closing.

In accordance with EIC 146, in March 2006 the Company renounced $2,094,530 in flow through expenditures relating to shares issued during 2005. As a result, the Company reduced its future income tax asset by $750,520 with the corresponding charge applied directly to deficit.

During the three month period ended March 31, 2006, the Company spent the remaining proceeds from flow through shares issued in 2005 on eligible Canadian Exploration Expenditures.

In December 2005, the Company and its joint venture partner sold their rights to the Severn Project (Kat claims) to De Beers Canada Inc. Superior's share of the proceeds was $200,000 which was received in January 2006.

The exploration advances and receivable balance at June 30, 2006 includes $428,779 in refundable tax credits from Québec.

Resource property expenditures of $867,551 ($705,925 on a cash basis) during the six months ended June 30, 2006 were incurred mainly on the Lesperance ($451,824) and Ville Marie ($259,786) projects. The majority of these expenditures related to drilling and geological work.

As at June 30, 2006, the Company's only commitment is the property option on the Lesperance Project. The Company has met its $200,000 expenditure commitment for 2006, has an option to spend an additional $300,000 by 2008, and an option to spend the final $1.0 million by 2010, for a total of $1.5 million.

The Company is dependent on equity capital to fund exploration and development of its mineral properties. In management's view, the Company has sufficient working capital in the near term to fund planned exploration work and ongoing operating expenditures. Actual funding requirements may vary from those planned due to a number of factors, including the timing and progress of exploration activities. Management will seek joint venture partners, where appropriate, in order to minimize the dependence on equity capital.

Outstanding Share Capital
As at July 31, 2006, there were 46,162,864 common shares issued and outstanding and the following options and warrants:

Options

Number of options	Exercise price
1,420,000	$0.50
665,000	$0.40-$0.57
2,630,000	$0.72
4,715,000	

Warrants

Date issued	Number of warrants	Exercise price	Expiry date
August 29, 2002	1,000,000	$0.60	August 29, 2006
August 29, 2002	197,500	$0.60	August 29, 2006
April 28, 2005	952,778	$0.60	April 28, 2007
April 28, 2005	354,562	$0.45	April 28, 2007
October 4, 2005	166,667	$0.60	October 1, 2007
December 30, 2005	325,000	$0.60	December 30, 2007
March 31, 2006	388,889	$0.60	March 31, 2008
June 13, 2006	560,000	$0.60	June 13, 2008
June 13, 2006	792,000	$0.45	June 13, 2007
	4,737,396		

Critical Accounting Policies and Estimates
Acquisition costs of resource properties together with direct exploration and development expenditures are capitalized. When production is attained, these costs will be amortized. When capitalized expenditures on individual producing properties exceed the estimated net realizable value, the properties are written down to the estimated value. Costs relating to properties abandoned are written off when the decision to abandon is made.

The Company accounts for income taxes using the asset and liability method. Under this method, future income taxes are recorded for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities. These future taxes are measured by the provisions of currently substantively enacted tax laws.

CICA Handbook section 3870, "Stock-Based Compensation and Other Stock-Based Payments" establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. Compensation expense is determined using the Black-Scholes option pricing model based on estimated fair values of all stock-based awards at the date of grant and is expensed to operations over each award's vesting period.

The Black-Scholes option pricing model utilizes subjective assumptions such as expected price volatility and expected life of the option. Changes in these input assumptions can significantly affect the fair value estimate.

Related Party Transactions
During the six months ended June 30, 2006, the Company paid remuneration of $23,125 (June 30, 2005 – $5,000) to companies controlled by a director and by an officer who is also

a director. The basis for the fees is a per diem rate. Amounts paid to Southwestern (a company related by way of directors in common) under the terms of an administrative services agreement totalled $18,000 (June 30, 2005 – $18,000). As at June 30, 2006, there was $107 (December 31, 2005 – $3,359) due to Southwestern.

Corporate Governance

The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval. The Audit Committee, comprised of three independent directors, meets with management on a quarterly basis to review the financial statements including the MD&A, and to discuss other financial, operating and internal control matters. The Company also has the practice of engaging its external auditors to perform quarterly reviews of its interim financial statements.

Management is responsible for the preparation and integrity of the financial statements and maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable.

Subsequent Event

On July 12, 2006, the Company entered into a Letter of Intent with Forum Uranium Corp. ("Forum") to jointly explore for uranium in an Area of Interest covering 39,850 square kilometres in the Thelon Basin, Nunavut Territory. The joint venture partners have acquired 66,670 hectares of claims surrounding the Kiggavik uranium deposits presently being evaluated by AREVA Resources Canada Inc. The Kiggavik deposits contain a published resource of 131 million pounds U_3O_8. Forum will be the initial operator.

The Thelon Basin is currently regarded as being one of the most prospective regions in the world for uranium exploration. An exploration program is being planned and will be undertaken over the next two years.

Forward-Looking Statements

Some of the statements in this document constitute "forward-looking statements." Where Superior expresses an expectation or belief as to future events or results, including management plans and objectives, and projections of exploration results, such expectation or belief is expressed in good faith and is believed to have a reasonable basis. While these statements represent our best current judgment, they are subject to risks and uncertainties that could cause actual results to vary, the specifics of which are detailed in disclosures with the heading "Risk Factors" in the Company's periodic filings with securities regulators. Superior does not assume the obligation to update any forward-looking statement.

Additional Information

Additional information is provided in the Company's audited financial statements for the years ended December 31, 2005 and 2004 and the Company's Information Circular. These documents are available on SEDAR at www.sedar.com.

Directors and Officers

Alan C Moon – *Chair and Director*
John G Paterson – *President, CEO and Director*
Thomas W Beattie – *Director*
Murray A Gordon – *Director*
K Wayne Livingstone – *Director*
Parkash K Athwal – *CFO*
Thomas F Morris – *Vice President, Exploration*
Susy H Horna – *Secretary*

superior diamonds inc.

Balance Sheets

Unaudited	June 30 2006	December 31 2005
ASSETS		
Current		
Cash and cash equivalents	**$ 5,498,919**	$ 1,210,814
Exploration advances and other receivables	**479,212**	650,974
	5,978,131	1,861,788
Resource properties *Note 2*	**6,190,536**	5,492,103
Future income tax *Note 3*	**1,652,000**	750,520
	$ 13,820,667	$ 8,104,411
LIABILITIES		
Current		
Accounts payable and accrued charges	**$ 94,308**	$ 149,320
Due to affiliated companies *Note 5*	**107**	3,359
	94,415	152,679
Long term		
Note payable	**–**	200,000
	94,415	352,679
SHAREHOLDERS' EQUITY		
Share capital *Note 4*	**21,972,939**	16,596,544
Contributed surplus	**1,511,885**	1,345,550
Deficit	**(9,758,572)**	(10,190,362)
	13,726,252	7,751,732
	$ 13,820,667	$ 8,104,411

See accompanying notes to financial statements

Approved by the Board



John G Paterson



Murray A Gordon

superior diamonds inc.

Statements of Income (Loss) and Deficit

Unaudited	**Three months ended June 30 2006**	Three months ended June 30 2005	**Six months ended June 30 2006**	Six months ended June 30 2005
EXPENSES				
Consulting and management fees	**$ 46,944**	$ 25,486	**$ 74,009**	$ 51,487
General exploration	**10,232**	14,255	**25,762**	26,821
Shareholder information	**30,515**	28,281	**63,957**	43,123
Legal and accounting	**10,000**	4,344	**26,525**	14,252
Office expense	**25,742**	11,217	**42,450**	20,280
Resource property costs written off *Note 2*	**161,934**	–	**161,934**	208,443
Travel	**3,649**	5,248	**6,896**	9,757
Loss before undernoted items	**(289,016)**	(88,831)	**(401,533)**	(374,163)
Interest income	**17,720**	9,250	**26,443**	11,209
Stock-based compensation *Note 4d*	**(21,046)**	–	**(67,934)**	(4,500)
Loss on conversion of debt to equity	**–**	–	**(26,666)**	–
Loss before income taxes	**(292,342)**	(79,581)	**(469,690)**	(367,454)
Recovery of income tax *Note 3*	**1,652,000**	–	**1,652,000**	–
Net income (loss) for the period	**1,359,658**	(79,581)	**1,182,310**	(367,454)
Deficit at beginning of period	**(11,118,230)**	(9,513,554)	**(10,190,362)**	(9,225,681)
Renunciation of income tax benefits *Note 3*	**–**	–	**(750,520)**	–
Deficit at end of period	**$ (9,758,572)**	$ (9,593,135)	**$ (9,758,572)**	$ (9,593,135)
Earnings (loss) per share – basic and fully diluted	**$ 0.04**	$ (0.00)	**$ 0.03**	$ (0.01)
Weighted-average number of shares outstanding	**37,697,914**	31,618,531	**35,986,724**	29,741,629

See accompanying notes to financial statements

superior diamonds inc.

Statements of Cash Flows

Unaudited	**Three months ended June 30 2006**	Three months ended June 30 2005	**Six months ended June 30 2006**	Six months ended June 30 2005
OPERATING ACTIVITIES				
Net income (loss) for the period	**$ 1,359,658**	$ (79,581)	**$ 1,182,310**	$ (367,454)
Items not involving cash:				
Loss on conversion of debt to equity	**-**	–	**26,666**	–
Recovery of income tax	**(1,652,000)**	–	**(1,652,000)**	–
Resource property costs written off	**161,934**	–	**161,934**	208,443
Stock-based compensation	**21,046**	–	**67,934**	4,500
	(109,362)	(79,581)	**(213,156)**	(154,511)
Change in non-cash operating working capital items:				
Decrease (increase) in exploration advances and other receivables	**21,234**	(22,867)	**(25,403)**	(47,732)
Decrease in accounts payable and accrued charges	**(42,086)**	(946)	**(15,541)**	(3,624)
Cash used in operating activities	**(130,214)**	(103,394)	**(254,100)**	(205,867)
INVESTING ACTIVITY				
Resource property expenditures	**(314,879)**	(429,161)	**(705,925)**	(655,999)
Cash used in investing activity	**(314,879)**	(429,161)	**(705,925)**	(655,999)
FINANCING ACTIVITY				
Shares issued	**4,746,630**	2,395,399	**5,248,130**	2,395,399
Cash provided by financing activity	**4,746,630**	2,395,399	**5,248,130**	2,395,399
Increase in cash and cash equivalents during the period	**4,301,537**	1,862,844	**4,288,105**	1,533,533
Cash and cash equivalents at beginning of period	**1,197,382**	277,241	**1,210,814**	606,552
Cash and cash equivalents at end of period	**$ 5,498,919**	$ 2,140,085	**$ 5,498,919**	$ 2,140,085
Cash and cash equivalents consist of:				
Cash	**$ 315,780**	$ 143,465	**$ 315,780**	$ 143,465
Short-term investments	**5,183,139**	1,996,620	**5,183,139**	1,996,620
Cash and cash equivalents at end of period	**$ 5,498,919**	$ 2,140,085	**$ 5,498,919**	$ 2,140,085

Supplemental Cash Flow Information *Note 6*

See accompanying notes to financial statements

superior diamonds inc.

Notes to Financial Statements

Six months ended June 30, 2006 and 2005
Unaudited

1. Significant Accounting Policies

These interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and follow the same accounting policies and methods of application as the most recent annual financial statements dated December 31, 2005, and should be read in conjunction with those audited annual financial statements and notes thereto. In the opinion of management, all adjustments (consisting primarily of normal recurring adjustments) considered necessary for fair presentation have been included.

2. Resource Properties

For the six months ended June 30, 2006:

	AEM Diamond[1]	Mistassini	Ville Marie	Lesperance	Other	Total
Balance, beginning of period	$ 2,990,681	$ 1,355,053	$ 782,624	$ 157,348	$ 206,497	$ 5,492,103
Property acquisition, assessment and maintenance	538	1,013	3,134	26,263	4,563	35,511
Analytical	6,575	-	102,508	1,819	10,335	121,237
Geophysics	-	-	-	2,239	-	2,239
Geology	64,777	-	70,229	132,653	74,457	342,116
Drilling	-	-	73,106	276,938	-	350,044
Project administration	-	101	4,750	11,912	(359)	16,404
Resource property costs written off	-	-	-	-	(161,934)	(161,934)
Québec refundable tax credits	-	(13,243)	6,059	-	-	(7,184)
Balance, end of period	$ 3,062,471	$ 1,342,924	$ 1,042,410	$ 609,172	$ 133,559	$ 6,190,536

[1] In 2006, AEM Diamond includes expenditures incurred on Ellard Lake.

For the year ended December 31, 2005:

	AEM Diamond	Mistassini	Ville Marie	Ellard Lake	Other[1]	Total
Balance, beginning of year	$ 1,469,772	$ 2,407,880	$ 1,028,366	$ –	$ 618,773	$ 5,524,791
Property acquisition, assessment and maintenance	7,070	1,637	13,303	67,548	49,021	138,579
Analytical	90,964	3,058	132,213	521	45,965	272,721
Geophysics	(1,859)	–	5,035	179,000	136,018	318,194
Geology	554,100	5,855	182,952	383,967	59,985	1,186,859
Drilling	180,493	–	60,060	48,996	–	289,549
Project administration	10,009	1,222	7,002	–	107	18,340
Resource property costs written off	–	(1,000,000)	–	–	(259,899)	(1,259,899)
Sale of resource property claim	–	–	–	–	(200,000)	(200,000)
Québec refundable tax credits	–	(64,599)	(646,307)	–	(86,125)	(797,031)
Balance, end of year	$ 2,310,549	$ 1,355,053	$ 782,624	$ 680,032	$ 363,845	$ 5,492,103

[1] Includes Abitibi Chapais ($161,094); Lesperance ($157,348); Other ($45,403).

During the six months ended June 30, 2006, resource property costs totalling $161,934 were were written off relating to the Abitibi Chapais Project.

Costs totalling $208,443 were written off during the six month period ended June 30, 2005 relating to the AEM Winisk Project.

3. Income Taxes

In accordance with EIC 146, in March 2006 the Company renounced $2,094,530 in flow through expenditures relating to shares issued during 2005. As a result, the Company eliminated its future income tax asset by $750,520 with the corresponding charge applied directly to deficit.

During the six month period ended June 30, 2006, the Company recognized the recovery of the tax benefit arising from current and prior year losses as these losses provide a partial offset to the future income tax liability arising from flow through share arrangements. Consequently, a recovery of income taxes amounting to $1,652,000 (June 30, 2005 – nil) was recorded.

4. Share Capital

a) Authorized unlimited common shares without par value.

b) Issued Capital

During the six months ended June 30, 2006 and the year ended December 31, 2005, changes

in issued share capital were as follows:

	Six month period ended June 30, 2006 Shares	Amount	Year ended December 31, 2005 Shares	Amount
Issued at beginning of period	**34,022,675**	**$ 16,596,544**	27,864,727	$ 13,834,942
Completion of previous year private placement	**365,000**	**164,250**	–	–
Private placements – net of share issue costs of $585,160 (2005 – $188,478)	**11,337,777**	**4,988,840**	6,127,948	2,749,302
Cancellation of escrow shares	**(7,032)**	**(3,361)**	–	–
Conversion of debt to equity	**444,444**	**226,666**	–	–
Issued in exchange for resource properties	**–**	**–**	30,000	12,300
Issued at end of period	**46,162,864**	**$ 21,972,939**	34,022,675	$ 16,596,544

On June 13, 2006, the Company raised gross proceeds totalling $5,224,000 through the sale of 9,440,000 flow through shares at $0.50 per share and 1,120,000 non-flow through units at $0.45 per unit. Each non-flow through unit consisted of one non-flow through common share and one-half of a non-flow through common share purchase warrant. One whole share purchase warrant entitles the holder to buy one common share for $0.60 within two years after closing. The agents received a cash commission and received 792,000 compensation warrants. Each compensation warrant entitles the holder to purchase one common share at a price of $0.45 within one year after closing. These compensation warrants were valued at $95,040 using the Black-Scholes option pricing model and with similar assumptions that were described in note 4d. The value is reflected in share issue costs with a corresponding charge to contributed surplus.

On March 31, 2006, the Company raised gross proceeds of $350,000 through the sale of 777,777 units at $0.45 per unit. Each unit consisted of one common share and one-half of a share purchase warrant. One whole share purchase warrant entitles the holder to buy one common share for $0.60 within two years after closing. Also, on the same date, the Company reached an agreement with Southwestern Resources Corp. ("Southwestern") to settle a $200,000 long-term debt by issuing 444,444 common shares of the Company to Southwestern at a price of $0.45 per share. As a result of this transaction the Company recorded a loss on conversion totalling $26,666.

In January 2006, the Company issued 365,000 flow through units for gross proceeds of $164,250. These units were a part of the private placement that closed on December 31, 2005 but due to an unforeseen delay in receiving the proceeds the units were not issued until early 2006.

c) Stock Options

At June 30, 2006, there were 4,715,000 stock options outstanding, of which 4,542,500 are exercisable under the Company's stock option plan.

	Six month period ended June 30, 2006 Number of options	Weighted-average exercise price	Year ended December 31, 2005 Number of options	Weighted-average exercise price
Outstanding at beginning of period	**4,415,000**	**$0.63**	4,265,000	$0.64
Issued	**300,000**	**$0.53**	205,000	$0.45
Exercised or cancelled	**–**	**–**	(55,000)	$0.69
Outstanding at end of period	**4,715,000**	**$0.62**	4,415,000	$0.63
Exercisable at end of period	**4,542,500**	**$0.62**	4,415,000	$0.63

d) Stock-Based Compensation

As a result of stock options vesting and the amortization of previous grants during the six month period ended June 30, 2006, the Company recognized $67,934 (June 30, 2005 – $4,500) as stock-based compensation expense and included this amount in contributed surplus. This value was determined using the Black-Scholes option pricing model. A grant-date fair value of $0.30 (June 30, 2005 – $0.30) for each option grant was estimated using the following assumptions: no dividends are to be paid; volatility of 63% (June 30, 2005 – 77%); risk free interest rate of 4.0% (June 30, 2005 – 3.5%); and expected life of five years (June 30, 2005 – five years).

The fair value computed using the Black-Scholes model is only an estimate of the potential value of the individual options and the Company is not required to make payments for such transactions.

e) Warrants

As at June 30, 2006, there were 4,737,396 warrants issued and outstanding.

Date issued	Number of warrants	Exercise price	Expiry date
August 29, 2002	1,000,000	$0.60	August 29, 2006
August 29, 2002	197,500	$0.60	August 29, 2006
April 28, 2005	952,778	$0.60	April 28, 2007
April 28, 2005	354,562	$0.45	April 28, 2007
October 4, 2005	166,667	$0.60	October 1, 2007
December 30, 2005	325,000	$0.60	December 30, 2007
March 31, 2006	388,889	$0.60	March 31, 2008
June 13, 2006	560,000	$0.60	June 13, 2008
June 13, 2006	792,000	$0.45	June 13, 2007

All warrants have not been assigned a carrying value except for the 792,000 compensation warrants described in note 4b.

5. Related Party Transactions

During the six month period ended June 30, 2006, fees totalling $23,125 (June 30, 2005 – $5,000) were paid on account of consulting and management services provided by a director and by an officer who is also a director. Fees totalling $18,000 (June 30, 2005 – $18,000) were paid to Southwestern, a company related by way of directors in common, under the terms of an administrative services agreement. There was an amount owing to Southwestern of $107 (December 31, 2005 – $3,359) as at June 30, 2006.

6. Supplemental Cash Flow Information

Debt owing to Southwestern was settled for 444,444 common shares valued at $226,666.

The Company cancelled 7,032 common shares previously held in escrow valued at $3,361.

During the periods indicated, the Company did not pay any income taxes and paid interest of $3,000 (2005 – $6,000).